Exhibit 1.1

RETIREMENT AGREEMENT AND GENERAL RELEASE

AvalonBay Communities, Inc. (“Employer”) and any of its related or affiliated entities and Leo S. Horey, 6115 Vernon Terrace, Alexandria, VA 22307, his heirs, executors, administrators, successors, and assigns (collectively referred to throughout this Retirement Agreement and General Release as “Employee”), agree that:

1.                  Last Day of Employment. Employee is retiring from AvalonBay and his last day of employment and office with Employer is January 1, 2020 (“Retirement Date”). This agreement provides for consideration to be paid to Employee as a result of his retirement, which consideration is conditioned on Employee’s agreements and commitments contained herein.

2.                  Consideration. In consideration for signing and not revoking this Retirement Agreement and General Release ("Agreement") and compliance with the promises made herein, Employer agrees to provide to you the following payments and benefits, provided you sign this Agreement and do not revoke it such that it becomes effective by the 30th day after the Retirement Date:

(a)               2019 Short Term Bonus. Employer will pay to Employee, at the same time in 2020 that it pays annual short term bonuses in respect of 2019 to its other employees (but in no event later than March 15, 2020), a cash payment representing the dollar amount of Employee’s 2019 annual short term (cash and stock) bonus as determined in good faith by Employer based on corporate, business unit and individual performance for 2019. This payment includes any and all consideration for bonuses for any type for 2019 service, and no payment shall be made in consideration of a multi-year performance award for 2020-2022 that would have been awarded had you remained in the employ of the company.

(b)               Benefits Coverage. If Employee properly elects to continue health coverage under Employer’s health, vision and dental plans in accordance with the continuation requirements of COBRA, Employer shall subsidize 100% of the cost of said coverage beginning on the first day of the month following Employee's last day of employment and ending on July 31, 2020. Thereafter, Employee shall be entitled to elect to continue such COBRA coverage for the remainder of the COBRA period, at his own expense; and

(c)               Restricted Stock: All shares of restricted stock that Employee was granted prior to the last day of employment will vest on the thirtieth day following the last day of employment provided that the Employee signs and delivers this Agreement and this Agreement becomes effective within 30 days of his termination of employment (including through the passage without revocation of any revocation period provided herein), with shares to be delivered within five business days thereafter, unless the Employee is terminated for cause (as defined in the restricted stock agreements) or Employee voluntarily terminates his employment prior to January 1, 2020.  Required Employer tax withholding on vested shares shall be accomplished by withholding a portion of the vested shares that would otherwise be delivered.

Employee understands that upon the vesting of restricted stock, he becomes liable for all applicable federal and state income tax due on the value of such shares.

(d)               Performance Awards. In accordance with the terms of your outstanding multi-year performance awards as of the Retirement Date, the following shall apply:

•	You shall vest in 100% (3,387) of the target Units of your 2017-2019 performance award. Such vested Units are referred to as your “Vested 2017-2019 Units”. After the end of the performance period and when achievement is determined for the 2017-2019 performance period, any earned Vested 2017-2019 Units (which could be more or less than the initial number depending on whether achievement under the award is more or less than target) will convert into fully vested shares of AvalonBay common stock (with the same timing for conversion of units as applies to other participants in that plan), subject to withholding of shares to fund withholding taxes.

•	You shall vest in 66.7% (2,577) of the target Units of your 2018-2020 performance award (such percentage calculated by dividing the 731 days you will have worked during the 2018-2020 performance period over the 1,096 days in the full performance period) and the balance shall be forfeited. Such vested Units are referred to as your “Vested 2018-2020 Units”. After the end of the performance period and when achievement is determined for the 2018-2020 performance period, any earned Vested 2018-2020 Units (which could be more or less than the initial number depending on whether achievement under the award is more or less than target) will convert into fully vested shares of AvalonBay common stock (with the same timing for conversion of units as applies to other participants in that plan), subject to withholding of shares to fund withholding taxes, and (subject to tax withholding) a cash amount equal to the dividends that would have been payable on such number of shares during the Performance Period..

•	You shall vest in 33.4% (998) of the target Units of your 2019-2021 performance award (such percentage calculated by dividing the 366 days you will have worked during the 2019-2021 performance period over the 1,096 days in the full performance period) and the balance shall be forfeited. Such vested Units are referred to as your “Vested 2019-2021 Units”. After the end of the performance period and when achievement is determined for the 2019-2021 performance period, any earned Vested 2019-2021 Units (which could be more or less than the initial number depending on whether achievement under the award is more or less than target) will convert into fully vested shares of AvalonBay common stock (with the same timing for conversion of units as applies to other participants in that plan), subject to withholding of shares to fund withholding taxes and (subject to tax withholding) a cash amount equal to the dividends that would have been payable on such number of shares during the Performance Period.

It is noted that the performance award agreements have terms that will apply (and modify the calculations and terms described immediately above) if a Sale Event occurs after the Retirement Date but prior to the end of an applicable performance period.

(e)               Deferred Compensation. Pursuant to the Company’s deferred compensation plan, the Company will pay to you any amounts owed thereunder in accordance with the Company’s deferred compensation plan document and your elections thereunder. Your “separation of service” date for purposes of the deferred compensation plan will be determined in accordance with the terms thereunder and may be different than the Retirement Date.

(f)               Vacation: Promptly after the Retirement Date, Employer will pay Employee for 80 hours of vacation.

(g)               401(k) Account: Promptly following the Retirement Date, Employee’s 401(k) account will be processed according to the Employer’s 401(k) plan document. Employer will cooperate with the processing of Employee’s 401(k) account should Employee decide to roll such account over into another deferred tax account as permitted under applicable law.

3.                  No Consideration Absent Execution of this Agreement. Employee understands and agrees that he would not receive the monies and/or benefits specified in paragraph 2, sections (a), (b), (c), and (d) above, except for his execution (and non-revocation) of this Agreement and the fulfillment of the promises contained herein. Employee agrees and acknowledges that the consideration provided to Employee under this Agreement is in addition to anything of value to which Employee is already entitled and that this Retirement Agreement sets forth all the consideration to which Employee is entitled by reason of his retirement from Employer.

4.                 General Release of Claims. As a condition of qualifying for retirement and in consideration of the payment and benefits described above and for other good and valuable consideration, Employee covenants and agrees as follows:

(a)               Employee knowingly and voluntarily releases and forever discharges, to the full extent permitted by law, Employer, its parent corporation, affiliates, subsidiaries, divisions, predecessors, successors and assigns and the current and former employees, officers, directors and agents thereof (collectively referred to throughout the remainder of this Agreement as “Employer”), of and from any and all debts, obligations, promises, covenants, agreements, contracts, endorsements, bonds, controversies, suits, actions, causes of action, judgments, damages, expenses, claims or demands, in law or in equity, known and unknown, asserted and unasserted, Employee has or may have against Employer as of the date of execution of this Agreement and General Release, regarding Employee’s employment at or termination of employment from Employer, any contract (express or implied), any claim for equitable relief or recovery of punitive, compensatory, or other damages or monies, attorneys' fees, any tort, and all claims, including, but not limited to, any alleged violation of:

•	Title VII of the Civil Rights Act of 1964, as amended;
•	The Civil Rights Act of 1991;
•	Sections 1981 through 1988 of Title 42 of the United States Code, as amended;
•	The Employee Retirement Income Security Act of 1974, as amended;

•	The Immigration Reform and Control Act, as amended;
•	The Age Discrimination in Employment Act of 1967, as amended
•	The Americans with Disabilities Act of 1990, as amended;
•	The Workers Adjustment and Retraining Notification Act, as amended;
•	The Occupational Safety and Health Act, as amended;
•	The Sarbanes-Oxley Act of 2002;
•	The National Labor Relations Act;
•	The Genetic Information Nondiscrimination Act of 2008;
•	The Equal Pay Act of 1963, as amended;
•	The Family and Medical Leave Act of 1993, as amended;
•	The Fair Labor Standards Act, as amended;
•	The Consolidated Omnibus Budget Reconciliation Act, as amended;
•	The Virginia Human Rights Act – Va. Code § 2.2-3900 et seq.;
•	Virginia Statutory Provisions Regarding Retaliation/Discrimination for Filing a Workers’ Compensation Claim – Va. Code § 65.2-308(A) and (B);
•	The Virginia Equal Pay Act – Va. Code § 40.1-28.6;
•	Virginia Statutory Provisions Regarding Genetic Testing and Genetic Characteristics – Va. Code § 40.1-28.7:1;
•	The Virginians With Disabilities Act – Va. Code § 51.5-1 et seq.;
•	AIDS Testing Law – Va. Code Ann. §32.1-36.1;
•	Virginia Wage Payment and Hour Laws – Va. Code § 40.1-28.8 et seq. and Va. Code § 40.1-29;
•	Virginia Occupational Safety and Health (VOSH) Law – Va. Code § 40.1-49.3 et seq.;
•	The Arlington County Human Rights Ordinance;
•	Any other federal, state or local civil or human rights law or any other local, state or federal law, regulation or ordinance; and
•	Any public policy, contract, tort, or common law.

(b)               Employee agrees and acknowledges that this Agreement constitutes a knowing and voluntary waiver of all rights or claims he has or may have against Employer as set forth herein, including, but not limited to, all rights or claims arising under the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), including, but not limited to, all claims of age discrimination in employment and all claims of retaliation in violation of the ADEA; and Employee has no physical or mental impairment of any kind that has interfered with his ability to read and understand the meaning of this Agreement or its terms, and that Employee is not acting under the influence of any medication or mind-altering chemical of any type in entering into this Agreement.

(c)               Nothing in this Agreement shall prevent Employee (or Employee’s attorneys) from (i) commencing an action or proceeding to enforce this Agreement or (ii) exercising Employee’s right under the Older Workers Benefit Protection Act of 1990 to challenge the validity of Employee’s waiver of ADEA claims set forth in this paragraph 4 of this Agreement.

(d)               Employee understands that, by entering into this Agreement, Employee does not waive rights or claims that may arise after the date of Employee’s execution of this Agreement, including without limitation any rights or claims that Employee may have to secure enforcement of the terms and conditions of this Agreement.

(e)               Employee acknowledges and agrees that his release of claims prevents him from seeking or recovering any wages, compensation, damages, penalties, costs, fees or monies of any kind in any class action, representative action or collective action that any individual might file against Employer for matters arising prior to the execution of this Agreement. Employee further acknowledges and agrees that his release of claims prevents him from bringing any such an action himself or seeking to represent others in such an action.

5.                  Affirmations.       (a)      Employee affirms that he has not filed, caused to be filed, or presently is a party to any claim, complaint, charge or action against Employer in any forum or form, and he agrees that he will not file or initiate any such claim, complaint, charge or action, class action, collective action, or representative action, nor shall he be entitled to receive any monies, including penalties, from any claim, complaint, charge or action filed by another person , except that nothing in this Agreement shall preclude an individual from collecting a government program bounty to which Employee may be entitled. Employee affirms that he currently is unaware of any claim, right, demand, debt, action, obligation, liability or cause of action that he may have against Employer that will not be released by this Agreement.

(b)               Employee further affirms that Employee has not been retaliated against for reporting any allegations of wrongdoing by Employer or its officers, including any allegations of corporate fraud.

(c)               Both Parties acknowledge that this Agreement (including Paragraphs regarding Confidentiality, Non-Disparagement, Release of Claims, Cooperation, and Severability) does not limit either party’s right, where applicable, to file a charge or communicate with an Agency (as defined below), to testify, assist, participate, or respond to an inquiry in connection with an investigative proceeding of an Agency, to report a possible violation of law or regulation to an Agency, or to testify before a legislative body, judicial proceeding, or Agency regarding alleged criminal conduct or sexual harassment on the part of Employer, its agents or employees. As used herein, Agency means any federal state, or local government agency (including but not limited to, the federal Equal Employment Opportunity Commission (“EEOC”), the Securities and Exchange Commission (“SEC”), and the National Labor Relations Board (“NLRB”)). To the extent permitted by law, Employee agrees that if such an administrative claim is made, Employee shall not be entitled to recover any individual monetary relief or other individual remedies, except that nothing in this Agreement shall preclude an individual from collecting a government program bounty to which Employee may be entitled.

(d)                Employee further affirms that he has no known workplace injuries or occupational diseases and has been provided and/or has not been denied any leave requested under the Family and Medical Leave Act.

(e)               Employee further affirms that he has been paid or has received all leave (paid or unpaid), compensation (deferred or otherwise), wages (deferred or otherwise, including overtime wages), wage statements, reimbursements, bonuses, housing allowances, unpaid meal and/or rest period premiums, benefits or other monies to which he may be entitled and that no other leave (paid or unpaid), compensation (deferred or otherwise), vacation pay-outs, bonuses and/or benefits are due to him as of the date of execution of this Agreement, except as provided in this Agreement. Notwithstanding the foregoing, amounts credited in Employee’s Non-Qualified Deferred Compensation Account shall be handled and distributed to Employee in accordance with the previous elections he has made thereunder.

(f)               Employee also affirms that Employee has not divulged any proprietary or confidential information of Employer and will continue to maintain the confidentiality of such information consistent with Employer's policies and Employee’s agreement(s) with Employer and/or common law.

(g)               Pursuant to the Defend Trade Secrets Act of 2016, an individual may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the employer's trade secrets to the attorney and use the trade secret information in the court proceeding if the individual: (a) files any document containing the trade secret under seal; and (b) does not disclose the trade secret, except pursuant to court order.

6.                  Non-Disparagement and References.

(a)               Subject to paragraph 6(b) below, Employee agrees not to disparage or denigrate Employer or its directors, officers, or managers orally or in writing.

(b)               Notwithstanding the foregoing provisions of paragraph 6, it shall not be a violation of this paragraph 6: (i) for any person to make truthful statements when required by order of a court or other body having jurisdiction, or to a professional advisor who is informed of this Agreement and agrees to keep such information confidential, (ii) to engage in the activities referenced in paragraph 5(c) of this Agreement, or (iii) for Employee to disclose factual information related to any claims of sexual assault, sexual harassment, discrimination based on sex, or retaliation for filing a claim of sexual harassment.

(c)               Employee shall instruct all prospective employers to contact Employer’s third party vendor, The WorkNumber, at 800-367-5690, and use the company code 11495. The WorkNumber shall only provide Employee’s title and dates of employment. If Employee wishes to authorize the third party vendor to also provide salary information, Employee will call the third party vendor and grant permission to share salary information.

7.                  Cooperation. Employee agrees to reasonably cooperate fully with counsel for the Employer in any third party litigation and/or agency proceedings that relate to the time period during which Employee was employed by Employer. Said cooperation includes, but is not limited to, conferring with counsel for Employer upon reasonable request during the course of any such litigation; being reasonably available to meet with counsel for Employer to prepare for discovery or trial; to testify truthfully as a witness when reasonably requested and at reasonable times designated by Employer; to meet with counsel or other designated representatives of Employer at reasonable times and places; and to prepare responses to and cooperate with any Employer processing of governmental audits, inspections, inquiries, proceedings or investigations.

Employer will try, in good faith, to exercise its rights under this Section so as not to unreasonably interfere with Employee’s personal schedule or ability to engage in gainful employment. In the event other commitments prevent Employee from being available to Employer when requested, Employee may decline a request for cooperation so long as he promptly provides to Employer reasonable alternative dates when he will be available to provide such cooperation.

Employer agrees to reimburse Employee for any reasonable out-of-pocket expenses that Employee incurs in connection with such cooperation, subject to reasonable documentation. Employer shall compensate Employee at an hourly rate based on Employee’s current base salary as of this date for time that Employee reasonably spends complying with his obligations as a litigation consultant under this Section, except that Employer shall not, under any circumstances, compensate Employee for time spent (i) testifying under oath or (ii) responding to questions from governmental investigators in a capacity as a fact witness.

8.                  Confidentiality and Return of Property, Except As Required By Law.

(a)               Employee agrees not to disclose any information regarding the existence or substance of this Agreement, except to his spouse, tax advisor, and/or an attorney with whom Employee chooses to consult regarding his consideration of this Agreement. Employee also may disclose such information pursuant to the order of a court or governmental agency of competent jurisdiction, in connection with a charge or complaint filed with a governmental agency, while engaging in the activities referenced in paragraph 5(c) of this Agreement, or for purposes of securing enforcement of the terms and conditions of this Agreement should that ever be necessary. The obligations in the prior two sentences shall not apply to the extent that Employer publicly discloses, or publicly files, this Agreement.

(b)               All information and materials to which Employee has or had access to in connection with his employment by Employer (including, without limitation, personal information of any Employer resident, or former or prospective resident, any financial information or data, any intellectual property or business plans, or any other information proprietary to Employer), are collectively referred to in this Agreement as “Confidential Material.” “Confidential Material” also specifically includes all such information that Employer may have provided to Employee before the date hereof in connection with his employment. The term “Confidential Material” also shall be deemed to include all notes, transcripts, analyses, compilations, studies, interpretations or other documents prepared by Employee which contain, reflect or are based upon, in whole or in part, the information and materials furnished or disclosed by Employer in connection with such employment. The term “Confidential Material” does not include information which (i) is or becomes generally available to the public through an authorized disclosure, (ii) is within Employee’s possession prior to Employer disclosing such information to Employee, provided that the source of such information is not bound by a confidentiality Agreement with or other contractual, legal or fiduciary obligation of confidentiality to Employer with respect to such information or (iii) becomes available to Employee, provided that such source is not bound by a confidentiality agreement with or other contractual, legal, or fiduciary obligation of confidentiality to Employer with respect to such information.

(c)               Employee agrees that the Confidential Material will be kept confidential by Employee and that Employee will not disclose any of the Confidential Material in any manner except as otherwise permitted by this agreement; provided, however, that (i) Employee may make any disclosure of such information to which Employer gives its written consent and (ii) after written notice to and consultation with Employer, Employee may make such disclosure to the extent required by law, regulation, or legal process.

(d)               On or before the Retirement Date, (i) Employee will return to Employer all records, correspondence, notes, financial statements, computer printouts and other documents and recorded material of every nature (including copies thereof) that may be in Employee’s possession or control dealing with Confidential Material, or other work product that is proprietary to Employer, including yield matrices, templates and model documents, and (ii) Employee will return to Employer all other Employer property. Notwithstanding the foregoing, Employee may copy and keep his electronic contacts, personal electronic files, and address book. Employee also affirms that he is in possession of all of his property that Employee had at Employer's premises and that Employer is not in possession of any of his property.

9.                  Non-Compete and Non-Solicitation. Except as provided in the penultimate sentence of this Section 9, Employee agrees that (A) for the one (1) year period following the Retirement Date Employee will not, without the prior written consent of the Employer, become associated with, or engage in any “Restricted Activities” with respect to, any “Competing Enterprise,” as such terms are hereinafter defined, whether as an officer, employee, principal, partner, agent, consultant, independent contractor or shareholder, and (B) for the two (2) year period following the Retirement Date Employee will not, without the prior written consent of the Employer, solicit or attempt to solicit for employment with or on behalf of any Competing Enterprise, or any other organization or enterprise, any employee of the Employer or any of its affiliates or any person who was formerly employed by the Employer or any of its affiliates within the preceding six months, unless such person’s employment was terminated by the Employer or any of such affiliates.

“Competing Enterprise,” for purposes of this agreement, shall mean any person, corporation, partnership, venture or other entity which is engaged in the business of managing, owning, leasing, or joint-venturing multifamily rental real estate within 30 miles of multifamily rental real estate owned or under management by the Employer or its affiliates. “Restricted Activities,” for purposes of this agreement, shall mean full time executive, managerial, directorial, administrative, strategic, business development or supervisory responsibilities and activities relating to any aspects of multifamily rental real estate ownership, management, multifamily rental real estate franchising, and multifamily rental real estate joint-venturing.

10.               Governing Law and Interpretation. This Agreement shall be governed and conformed in accordance with the laws of the state in which Employee worked at the time of his last day of employment without regard to its conflict of laws provision. In the event the Employee or Employer breaches any provision of this Agreement, Employee and Employer affirm that either may institute an action to specifically enforce any term or terms of this Agreement. In the event of litigation to enforce this Agreement, the prevailing party shall be entitled to recover the costs and expenses of such litigation, including but not limited to reasonable attorney’s fees and costs and all provable damages. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

11.               Nonadmission of Wrongdoing. The parties agree that neither this Agreement nor the furnishing of the consideration for this Agreement shall be deemed or construed at any time for any purpose as an admission by Employer of any liability or unlawful conduct of any kind.

12.                  Amendment. This Agreement may not be modified, altered or changed except upon express written consent of both parties wherein specific reference is made to this Agreement.

13.                  Counterparts. This Agreement is comprised of 10 of typed pages (exclusive of Exhibits) and may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.                  Severability. Should any part of this Agreement (excluding the general release language) be found to be illegal or in conflict with any laws the laws of the state in which Employee worked at the time of his last day of employment without regard to its conflict of laws provision or the United States, or otherwise rendered unenforceable or ineffectual, the remaining parts of this Agreement shall be deemed severable and shall remain in effect so long as the remaining parts continue to constitute in substance the agreement that the Parties intended to enter.

15.                  Revocation. Employee may revoke this Agreement for a period of seven calendar days following the day he executes this Agreement and General Release. Any revocation within this period must be submitted, in writing, to David Alagno, 671 N. Glebe Road, Suite 800, Arlington, VA 22203 and state, “I hereby revoke my acceptance of our Agreement and General Release.” The revocation must be personally delivered to David Alagno or his designee, or mailed to David Alagno and postmarked within seven calendar days of execution of this Agreement. Payment of the consideration due under this Agreement shall not be made until the revocation period has expired. If the last day of the revocation period is a Saturday, Sunday, or legal holiday in the state in which Employee was employed at the time of his last day of employment, then the revocation period shall not expire until the next following day which is not a Saturday, Sunday, or legal holiday.

16.                  Entire Agreement. This Agreement sets forth the entire agreement between the parties hereto, and fully supersedes any prior agreements or understandings between the parties, except any prior confidentiality, non-competition and non-solicitation agreements. Employee acknowledges that he has not relied on any representations, promises, or agreements of any kind made to him in connection with his decision to accept this Agreement, except for those set forth in this Agreement.

EMPLOYEE IS HEREBY ADVISED THAT HE HAS UP TO 21 CALENDAR DAYS TO REVIEW THIS AGREEMENT AND TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTION OF THIS AGREEMENT.

HAVING ELECTED TO EXECUTE THIS AGREEMENT, TO FULFILL THE PROMISES AND TO RECEIVE THE SUMS AND BENEFITS IN PARAGRAPH 2 ABOVE, EMPLOYEE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS AGREEMENT AND GENERAL RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS HE HAS OR MIGHT HAVE AGAINST EMPLOYER.

IN WITNESS WHEREOF, the parties hereto knowingly and voluntarily executed this Agreement and General Release as of the date set forth below:

/s/ Leo Horey
Leo Horey

Date: December 16, 2019

AVALONBAY COMMUNITIES, INC.

By:	/s/ Timothy J. Naughton
Timothy J. Naughton
Chairman and Chief Executive Officer

Date: December 16, 2019

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